MOL Plc.
Finance

RECEIVED

2006 NOV -9 P 12:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2nd November, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

06018316

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 14 2006
THOMSON
FINANCIAL

Richard Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ MOL Plc.

INVESTOR NEWS

2 November 2006

Russian Competition Office approves MOL's purchase of 100% of NWOG-MOL

MOL Hungarian Oil and Gas Plc. announces that the Russian Competition Office has granted approval for the agreement signed with Russian North-West Oil Group (NWOG) on 9 October 2006. Following Competition Office approval, the transaction was closed on 31 October 2006 when MOL gained 100% ownership of NWOG-MOL.

As a result of the transaction, the exploration licence of the Surgut-7 block in Western-Siberia is now the sole property of MOL. The block is located approximately 10 km from the ZMB oil field. Given the proximity of the surface facilities, the Company expects significant synergies in case of a discovery.

Project Surgut-7 is an excellent fit with MOL's strategy, which is focused on the acquisition of further exploration and production projects in Russia, primarily in a partnership with a strong local partner.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0)20 7282 1043

INVESTOR NEWS

25 October 2006

Share sale of MOL manager

Árpád Olvasó, Petrochemicals Senior Vice President of MOL sold 824 MOL shares at HUF 20,756 average price on the Budapest Stock Exchange on 25 October 2006, with the assistance of HVB Bank Ltd. as investment service provider. After the transaction Mr. Olvasó does not own MOL ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043